Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-194256

Free Writing Prospectus dated May 21, 2014

Fantex EJ Manuel Initial Public Offering Now Open!

Disclosures 2 This presentation contains forward-looking statements that are subject to many risks and uncertainties. All statements made during this presentation that are not purely historical are forward-looking statements including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, projected costs, and objectives, including, without limitation, our ability to become profitable or that our net loss will decrease in the future, our expectations regarding future acquired brand income under our brand contract with EJ Manuel, our expectations regarding the longevity of his career and his ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional acquired brand income, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our anticipated results of operations, cash needs, spending of the net proceeds from this offering, prospects, growth and strategies, completion of the proposed offering, payments of dividends and conversion of the Fantex EJ Manuel tracking stock to platform common stock, and the trends that may affect us or the contract parties. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "would," "potential" or the negative of those terms or other words that convey uncertainty of future events or outcomes intended to identify these forward-looking statements. Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect management’s good faith beliefs, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expectations are disclosed in the preliminary prospectus dated [ ], particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of Fantex EJ Manuel to which this communication relates, which has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482.

Offering Summary 3 Issuer Fantex, Inc. Security Fantex Series EJ Manuel Convertible Tracking Stock Offering Size 523,700 shares Offering Price $10 per share Ticker FANTEX: EJMLL Marketplace Fantex ATS Fantex.com Use of Proceeds $4,975,000 of net proceeds will be used to fund the payment of the purchase price to EJ Manuel per the EJ Manuel Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Stifel, Nicolaus & Company, Incorporated

Today’s Presenter 4 BUCK FRENCH! CO-FOUNDER & CEO BUCK FRENCH CO-FOUNDER & CEO

Agenda Agenda 5 Fantex Inc.’s Business The Brand The Brand Valuation The Fantex EJ Manuel Tracking Stock Conclusion

Agenda Fantex, Inc.’s Business

Fantex, Inc.’s Business Fantex is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands.

8 How We Expect to Brand Build 22 DEVELOPING BRAND !Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics 47 14 39 0 250 500 750 1000 April May June July LEVERAGE ANALYTICS ! Use Fantex data to measure brand impact to target demographics STRENGTHEN MESSAGE ! Align with strategic partners to amplify brands ENTREPRENEURIAL ASPIRATIONAL ENDEMIC FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes IPO !Create unprecedented connection with brand advocates Ownership=Advocacy

The Brand

10 NFL QUARTERBACK, FEARLESS, LEADER EJ Manuel ! BRAND VIDEO 10

The Brand Valuation

What Makes Up Brand Value? Current Playing Contract Potential Future Playing Contracts Playing Career Broadcasting & Media Speaking Engagements Film & Celebrity Appearances Post Career (examples) Endorsements 12

Potential NFL Playing Career Length Our EJ Manuel Estimate: 10 YEARS How Do We Estimate How Long EJ Manuel Will Play? Data Analyzed: • NFL Quarterbacks drafted and retired between 1980-2012 who qualified for the NFL passing title in their rookie season (14 passes per team game) Size of Dataset: • Out of the 52 rookie quarterbacks who qualified, 28 had retired at the end of the 2013 NFL season and were used for the analysis ! ! ! ! ! ! ! Quarterback Length Quarterback Length Troy Aikman 12 Ryan Leaf 4 Tony Banks 10 Byron Leftwich 10 Charie Batch 15 Neil Lomax 8 Drew Bledsoe 14 Dan Marino 17 Kyle Boller 9 Jim McMahon 15 David Carr 11 Cade McNown 2 Chris Chandler 17 Rick Mirer 12 Kerry Collins 17 Mike Pagel 12 Tim Couch 5 Jake Plummer 10 John Elway 16 Patrick Ramsey 9 Jeff George 14 Heath Shuler 5 Joey Harrington 7 Jack Trudeau 10 Chad Hutchinson 3 Chris Weinke 7 Bernie Kosar 12 David Woodley 6 13

Current Contract

	PLAYING SEASON (in thousands, unaudited)				TOTAL
	2013	2014	2015	2016	2013-2016
NFL Player Salary	$405	$809	$1,213	$1,617	$4,044
Signing Bonus	$4,842	—	—	—	$4,842
Total	$5,247	$809	$1,213	$1,617	$8,886
Available Brand Income Under the NFL Player Contract	—	$809	$1,213	$1,617	$3,639

(1) All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Bills in each season, reduced on a pro rata basis for any portion of a season that EJ Manuel is not on the active roster for the Bills. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The NFL player salary for the 2013, 2014, 2015, and 2016 NFL seasons are subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during these contract years the Bills terminate the NFL player contract (1) because in the sole judgment of the Bills, EJ Manuel's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Bills roster, (2) for salary cap reasons, or (3) due to professional football injury EJ Manuel is unable to perform his services under the NFL player contract, then EJ Manuel will receive his NFL player salary. For the 2017 NFL season, the Bills have the unilateral right to exercise the fifth-year option in EJ Manuel's player contract. As set out in Article 7, Section 7 of the CBA, if the Bills choose to exercise the fifth-year option, EJ Manuel's player salary for the 2017 NFL season shall be the larger of 120% of his 2015 player salary, or an amount based on the five-year average of the third through twenty-fifth highest paid NFL quarterbacks.

(2) Does not include compensation for appearances required under his NFL player contract, for which he shall be compensated, if at all, in amounts no greater than $5,000 per appearance. Also excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 37 and 38 of the CBA. No amounts were due for post-season play in the 2013 season. For additional information about potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" in the prospectus.

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Projected Future NFL Playing Contracts Criteria used: Quarterbacks from the initial dataset who signed contracts between their fourth and sixth NFL seasons: • 17 QBs who signed 22 contracts ! Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production • Playing Time • Draft Position EJ Manuel’s Second NFL Contract 15

Second Contract Comparables

	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg Annual Compensation under the Contract	Inflation Adjusted Avg Annual Compensation amounts to Year 2017	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Career Length	Weighted Inflation Adjusted Avg Annual Compensation
Matthew Stafford	2013; prior to season 5	3	$53,000,000	$17,666,667	$25,922,263	9.80%	0.29	$2,539,088
Matt Leinart	2010; prior to season 5	1	$630,000	$630,000	$1,232,388	4.43%	0.04	$54,554
Matt Leinart	2011; prior to season 6	2	$5,500,000	$2,750,000	$4,887,763	4.43%	0.09	$216,365
Joe Flacco	2013; prior to season 6	6	$120,600,000	$20,100,000	$29,492,688	8.07%	0.48	$2,381,062
Joey Harrington	2006; prior to season 5	3	$7,500,000	$2,500,000	$7,175,718	7.59%	0.23	$544,342
Trent Edwards	2012; prior to season 6	2	$1,415,000	$707,500	$1,142,548	7.41%	0.15	$84,715
Mark Sanchez	2012; prior to season 4	3	$40,475,000	$13,491,667	$21,787,805	6.05%	0.18	$1,318,754
Kyle Boller	2008; prior to season 6	1	$4,500,000	$4,500,000	$10,662,983	5.73%	0.06	$611,249
Kyle Orton	2008; prior to season 4	2	$3,520,000	$1,760,000	$4,170,411	2.78%	0.06	$115,843
Kyle Orton	2010; prior to season 6	2	$11,621,000	$5,810,500	$11,366,337	2.78%	0.06	$315,727
Kerry Collins	1999; prior to season 5	4	$16,900,000	$4,225,000	$23,722,425	4.95%	0.20	$1,174,034
Byron Leftwich	2007; prior to season 5	1	$2,073,529	$2,073,529	$5,407,616	2.47%	0.02	$133,336
Byron Leftwich	2008; prior to season 6	1	$645,000	$645,000	$1,528,361	2.47%	0.02	$37,685
Vince Young	2011; prior to season 6	1	$4,000,000	$4,000,000	$7,109,474	4.58%	0.05	$325,698
Matt Ryan	2013; prior to season 6	5	$103,750,000	$20,750,000	$30,446,432	4.57%	0.23	$1,390,106
Charlie Batch	2002; prior to season 5	1	$525,000	$525,000	$2,211,072	2.27%	0.02	$50,268
Charlie Batch	2003; prior to season 6	2	$2,000,000	$1,000,000	$3,826,609	2.27%	0.05	$86,996
Josh Freeman	2013; prior to season 5	1	$2,833,334	$2,833,334	$4,157,345	4.54%	0.05	$188,842
Bruce Gradkowski	2010; prior to season 5	1	$1,684,000	$1,684,000	$3,294,194	2.23%	0.02	$73,315
Bruce Gradkowski	2011; prior to season 6	2	$4,000,000	$2,000,000	$3,554,737	2.23%	0.04	$79,114
Ben Roethlisberger	2008; prior to season 5	6	$87,986,500	$14,664,417	$34,748,093	4.25%	0.26	$1,477,680
David Carr	2007; prior to season 6	2	$6,200,000	$3,100,000	$8,084,580	4.12%	0.08	$332,828
Averages	**n/a**	**2.36**	**$21,879,926**	**$5,791,664**	**$11,178,720**	**100%**	**2.68**	**$13,531,600**

(1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2017 based on an annual inflation rate of 10.060%. The inflation rate used was calculated using a weighted average year-to-year growth of earnings from 2000 to 2009 of Pro Bowl and non-Pro Bowl quarterbacks between their fifth season and seventh season in the NFL.

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Calendar Year and Season in which the new contract was executed Length of the contract Total Compensation under the contract Average Annual Compensation under the contract EJ Manuel 2017; prior to Season 5 3 years $40.59 million $13.53 million Projected Future NFL Playing Contracts Criteria used: Quarterbacks from the initial dataset who signed contracts between their fourth and sixth NFL seasons: • 17 QBs who signed 22 contracts ! Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production • Playing Time • Draft Position EJ Manuel’s Second NFL Contract (1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2017 based on an annual inflation rate of 10.060%. The inflation rate used was calculated using a weighted average year-to-year growth of earnings from 2000 to 2009 of Pro Bowl and non-Pro Bowl quarterbacks between their fifth season and seventh season in the NFL. (2) Note: Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. 17

Projected Future NFL Playing Contracts Criteria used: Quarterbacks from the initial dataset who signed contracts between their seventh and ninth NFL seasons: • 11 QBs who signed 18 contracts ! Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production • Playing Time • Draft Position EJ Manuel’s Third NFL Contract 18

Third Contract Comparables

	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg Annual Compensation under the Contract	Inflation Adjusted Avg Annual Compensation amounts to Year 2020	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Career Length	Weighted Inflation Adjusted Avg Annual Compensation under the contract
Matt Leinart	2012; prior to season 7	1	$700,000	$700,000	$1,413,080	14.34%	0.14	$202,566
Joey Harrington	2009; prior to season 8	1	$795,000	$795,000	$2,088,510	12.28%	0.12	$256,529
Drew Bledsoe	2001; prior to season 9	10	$103,000,000	$10,300,000	$54,622,980	11.4%	1.14	$6,228,646
Kyle Boller	2009; prior to season 7	1	$1,250,000	$1,250,000	$3,283,821	3.09%	0.03	$101,599
Kyle Boller	2010; prior to season 8	1	$1,000,000	$1,000,000	$2,406,223	3.09%	0.03	$74,447
Kyle Boller	2011; prior to season 9	1	$1,250,000	$1,250,000	$2,754,941	3.09%	0.03	$85,236
Kyle Orton	2012; prior to season 8	3	$10,500,000	$3,500,000	$7,065,400	9%	0.27	$635,553
Byron Leftwich	2009; prior to season 7	2	$7,500,000	$3,750,000	$9,851,463	3.99%	0.08	$393,312
Byron Leftwich	2011; prior to season 9	1	$1,750,000	$1,750,000	$3,856,917	3.99%	0.04	$153,984
Vince Young	2012; prior to season 7	1	$1,987,500	$1,987,500	$4,012,138	3.71%	0.04	$148,805
Vince Young	2013; prior to season 8	1	$715,000	$715,000	$1,322,030	3.71%	0.04	$49,032
Charlie Batch	2005; prior to season 8	1	$565,000	$565,000	$2,108,882	3.68%	0.04	$77,630
Charlie Batch	2006; prior to season 9	3	$4,220,000	$1,406,667	$4,809,074	3.68%	0.11	$177,027
Bruce Gradowski	2013; prior to season 8	3	$4,950,000	$1,650,000	$3,050,837	7.21%	0.22	$219,880
Peyton Manning	2004; prior to season 7	7	$99,200,000	$14,171,429	$57,749,873	7.06%	0.49	$4,079,519
David Carr	2008; prior to season 7	1	$1,000,000	$1,000,000	$2,868,158	2.22%	0.02	$63,729
David Carr	2009; prior to season 8	1	$2,100,000	$2,100,000	$5,516,819	2.22%	0.02	$122,581
David Carr	2010; prior to season 9	2	$6,250,000	$3,125,000	$7,519,447	2.22%	0.04	$167,078
Weighted Avgs	**na**	**2.28**	**$13,818,472**	**$2,834,200**	**$9,794,477**	**100%**	**2.91**	**$13,237,156**

(1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2020 based on an annual inflation rate of 9.221%. The inflation rate used was calculated using a weighted average year-to-year growth of earnings from 2000 to 2009 of Pro Bowl and non-Pro Bowl quarterbacks between their eighth season and tenth season in the NFL.

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(1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2020 based on an annual inflation rate of 9.221%. The inflation rate used was calculated using a weighted average year-to-year growth of earnings from 2000 to 2009 of Pro Bowl and non-Pro Bowl quarterbacks between their eighth season and tenth season in the NFL. (2) Note: Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. Calendar Year and Season in which the new contract was executed Length of the contract Total Compensation under the contract Average Annual Compensation under the Contract EJ Manuel 2020; prior to Season 8 3 years $39.71 million $13.24 million Projected Future NFL Playing Contracts Criteria used: Quarterbacks from the initial dataset who signed contracts between their seventh and ninth NFL seasons: • 11 QBs who signed 18 contracts ! Methodology used: Mathematical model used to weight the comparable contracts based on: • Statistical Production • Playing Time • Draft Position EJ Manuel’s Third NFL Contract 20

Breaking Down $50m Brand Valuation (Present Value)

Category A	Potential Brand income that is either near-term or guaranteed
Category B	Potential Brand income dependent on longer-term satisfactory performance from current contracts
Category C	Potential Brand income related to anticipated future contracts

	Estimated Lifetime Brand Income		% of Est. Total Lifetime Brand Income		
	Gross amt before applying any discount rate	Net amt after applying discount rates	Gross amt before applying any discount rate	Net amt after applying discount rates	Weighted-average discount rate
Category A	**$3,723,264**	**3,375,163**	**3.5%**	**6.8%**	**4.7%**
NFL Contract (2014-2016)	3,638,264	3,301,250	3.5%	6.7%	4.5%
Endorsements (2014)	85,000	73,913	0.1%	0.1%	15.0%
Category B	**195,000**	**134,455**	**0.2%**	**0.3%**	**15.0%**
NFL Contract (None)	0	0	0.0%	0.0%	—
Endorsements (2015 & beyond)	195,000	134,455	0.2%	0.3%	15.0%
Category C	**101,276,268**	**46,101,726**	**96.3%**	**92.9%**	**15.0%**
Projected Player Contracts	80,306,268	36,167,290	76.3%	72.9%	14.7%
Projected Endorsements	19,220,000	9,715,512	18.3%	19.6%	15.8%
Projected Post-career	1,750,000	218,924	1.7%	0.4%	20.0%
Total	**105,194,532**	**49,611,344**	**100%**	**100%**	**14.6%**

(1) All amounts presented are gross payments due to EJ Manuel prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income.

(2) Amounts included in Category A are from and after February 14, 2014.

(3) The amounts payable to EJ Manuel under his NFL Player Contract in 2014-2016 are guaranteed.

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The Fantex EJ Manuel Tracking Stock

Fantex estimates future income potential and offers to purchase a percentage of future cash flows How It Works Endorsements Appearance Fees Playing Contracts Broadcasting 23

If parties agree on terms (including brand definition and purchase price), both parties sign the agreement, contingent on financing How It Works 24

In order to fund the payment of the purchase price, Fantex creates a security, sold through an IPO How It Works SERIES EJ MANUEL 25

As the athlete earns brand income, he pays Fantex the agreed upon percentage, a portion of which is intended to be distributed as dividends ! What Does Fantex Do With The Cash? Dividends Co- Investment Opportunities Fantex, Inc. Revenue (5%) Brand/ General Expenses1 (1) Includes pro rata portion of the 5% management fee payable to Fantex Holdings under the management agreement. 26

The Fantex Effect Q: How can Fantex generate returns in excess of its original investment? ! A: Fantex intends to utilize its unique platform and marketing expertise to: ! • Establish brand advocates (shareholders) ! • Increase visibility ! • Develop an audience that survives into post-career Current contracts 7% Future player contracts 73% Future endorsements 19% Postcareer 1% Note: Rounded Fantex estimates of total present value of brand value. 27

A TEAM WITH BRAND-BUILDING EXPERIENCE • Former General Partner at Benchmark Capital • Investments during tenure: eBay, Juniper • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO • Former CFO at OnLink • Former CFO at NPTest for its IPO and subsequent sale • Former CFO & CIO at Smart Modular DAVE MULLIN CO-FOUNDER & CFO • Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M • Former CEO and Chairman of Securify; sold to Secure Computing • Harvard University MBA & BS in Economics & General Engineering from West Point 28 28

FANTEX, INC. BOARD & KEY ADVISORS



DAVID BEIRNE
CO-FOUNDER & CHAIRMAN

- Former General Partner at Benchmark Capital
- Investments during tenure: eBay, Juniper, Twitter
- Named "Top 25 Behind the Scenes Power Brokers in Silicon Valley" in 1997 by BusinessWeek



BUCK FRENCH
CO-FOUNDER & CEO

- Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M
- Former CEO and Chairman of Securify; sold to Secure Computing
- Harvard University MBA & BS in Economics & General Engineering from West Point



JOHN ELWAY
BOARD OF DIRECTORS
FANTEX HOLDINGS

- Pro Football Hall of Fame Quarterback
- 2x Super Bowl Champion
- NFL's 1990 All-Decade Team



JACK NICKLAUS
ADVISOR
FANTEX HOLDINGS

- Co-Chairman of Nicklaus Companies
- Winner of 18 Majors & 118 professional golf tournaments
- *Sports Illustrated's* Individual Male Athlete of the Century

RONALD MACHTLEY DIRECTOR
- President at Bryant University
- Director of Amica Mutual Insurance Company
- Former United States Congressman from State of Rhode Island

BILL HOSLER DIRECTOR
- CFO, Catellus Acquisition Company
- Former CFO, Marcus & Millichap Holdings Companies
- Former CFO, Morgan Stanley Real Estate Funds

SHAHAN SOGHIKIAN DIRECTOR
- Co-Founder and Managing Director of Panorama Capital
- Former Head of Venture Capital Program with JPMorgan Partners
- Formerly in Mergers and Acquisitions group at Bankers Trust, Inc. and Prudential-Bache Securities, Inc.

TERDEMA USSERY DIRECTOR
- President and CEO of the Dallas Mavericks
- Former CEO of HDNet
- Former President of Nike Sports Management

JOHN COSTELLO DIRECTOR
- President of Global Marketing & Innovation at Dunkin' Brands Group, Inc.
- Former Chief Global Marketing Officer at Yahoo!
- Former Senior VP - Marketing & Sales at Pepsi-Cola, USA

BRUCE DUNLEVIE FANTEX HOLDINGS BOARD
- Founder & General Partner Benchmark Capital
- Former General Partner Merrill, Pickard, Anderson & Eyre

JOSH LEVINE FANTEX HOLDINGS BOARD
- Former CTO/COO at E*Trade
- Former Director & Head of Equities Technology at Deutsche Bank

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Fantex EJ Manuel Conclusion • Management and Board with proven track-record • Alignment with a brand that is both unique and successful • Compelling brand revenue growth opportunities through: . Completion of Current Contract . Follow-On Contracts . Increase in endorsement revenues both organically and through increased profile with Fantex . Dynamic personality well-positioned for successful post-career 30

Thank you